File No. 812-14941

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

RUNWAY GROWTH CREDIT FUND INC., RUNWAY GROWTH FINANCE INC.,

RUNWAY GROWTH CREDIT LF I, LLC AND RUNWAY GROWTH CAPITAL LLC

205 N Michigan Ave., Suite 4200

Chicago, IL 60601

OCM GROWTH HOLDINGS, LLC

333 S Grand Ave, 28th Floor
Los Angeles, CA 90071

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT

TO SECTIONS 12(d)(1)(J), 57(c), 57(i) AND 60

OF THE INVESTMENT COMPANY ACT OF 1940 AND

RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 12(d)(1)(A), 12(d)(1)(C),

57(a)(1), 57(a)(2) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Please direct all communications,	Copies to:
notices and orders to:
Steven B. Boehm, Esq.
Runway Growth Credit Fund Inc.	Stephani M. Hildebrandt, Esq.
205 N. Michigan Ave., Suite 4200	Anne G. Oberndorf, Esq.
Chicago, IL 60601	Eversheds Sutherland (US) LLP
Attention: R. David Spreng	700 Sixth Street, NW, Suite 700
(312) 281-6270	Washington, DC 20001-3980
(202) 383-0100
(202) 637-3593 (fax)

November 21, 2019

This document contains 41 pages (including exhibits), which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

RUNWAY GROWTH CREDIT FUND INC., RUNWAY GROWTH FINANCE INC., RUNWAY GROWTH CREDIT LF I, LLC AND RUNWAY GROWTH CAPITAL LLC

205 N Michigan Ave., Suite 4200

Chicago, IL 60601

OCM GROWTH HOLDINGS, LLC

333 S Grand Ave, 28th Floor

Los Angeles, CA 90071

) ) ) ) ) ) ) ) ) ) ) ) )	First Amended and Restated Application for an Order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 12(d)(1)(J), 57(c), 57(i) and 60 of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by any or all of Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4):

•	Runway Growth Credit Fund Inc. (the “Company”),

•	Runway Growth Finance Inc. (the “Public Fund”),

•	Runway Growth Credit LF I, LLC (the “Initial Liquidating Fund”)[3],

•	Runway Growth Capital LLC (“Runway Adviser”), and

•	OCM Growth Holdings, LLC (“OCM” and, together with the Company, the Spin-off Funds, and Runway Adviser, the “Applicants”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application. As discussed more fully below, the

1     Unless otherwise indicated, all section references herein are to the Act.

2     Unless otherwise indicated, all rule references herein are to rules under the Act.

3     The Initial Liquidating Fund, together with the Public Fund and each Future Liquidating Fund (as defined below), the “Spin-Off Funds.”

Applicants request the Order to the extent necessary to permit the Applicants and certain Runway Directors, Officers and Employees (as defined below) and OCM (as described below) to complete the Proposed Transactions (as defined below).

I.	DESCRIPTION OF APPLICANTS

a.	The Company

The Company is a Maryland corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)4 under Section 54(a) of the Act.5 On February 12, 2016, the Company filed a registration statement on Form 10 to register the shares of its common stock (“Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registration statement on Form 10 includes information regarding the Company’s Objectives and Strategies.6 The Company commenced investment activities during the second quarter of 2017. The Company is managed by Runway Adviser pursuant to an investment advisory agreement (the “Advisory Agreement”). Runway Administrator Services LLC, a wholly-owned subsidiary of Runway Adviser, provides administrative services necessary for the Company to operate.

The Company’s Objectives and Strategies are to maximize the total return to the Company’s stockholders primarily through current income on the Company’s loan portfolio, and secondarily through capital appreciation on the Company’s warrants and other equity positions. The Company invests in what it believes to be high growth-potential, private companies. The Company primarily originates its own investments in the debt and, to a lesser extent, equity of its portfolio companies and utilizes a multi-strategy approach to providing growth capital to such companies. The types of loans in which the Company typically invests are senior secured and second lien secured loans, which generally fall into two strategies: sponsored growth lending—loans to companies that are already backed by established venture capital and private equity firms, and which also typically include the receipt of warrants and/or other equity from the venture-backed companies—and non-sponsored growth lending—loans to fast-growing private companies that are not backed by a professional equity investor sponsor, a venture capital firm or a private equity firm.

As of September 30, 2019, investors in the Company had made capital commitments of $470,573,500 of which $300,000,000 have been called and contributed and $170,573,500 have not yet been called. Certain directors and officers of the Company and employees of Runway Adviser (collectively, the “Runway Directors, Officers and Employees”) have also made commitments totaling $1,215,000 million to the Company (representing 0.26% of the aggregate commitments). As discussed in more detail below, OCM, a Delaware limited liability company,

4     Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

5     The Company filed Form N-6F on December 9, 2015, as amended on March 7, 2016, July 14, 2016 and October 12, 2016. The Company filed Form N-54A on December 15, 2016.

6     “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form 10, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Exchange Act, as amended, and the Regulated Fund’s reports to shareholders.

managed by a Board of Directors, consisting of Brian Laibow and Emily Stephens, who are employees of Oaktree Capital Management, L.P., has committed $251.5 million to the Company (representing 53.4% of the aggregate commitments as of September 30, 2019). OCM has also granted a proxy to the Company pursuant to which the Shares held by OCM will be voted in the same proportion as the votes cast by the Company’s other stockholders. The Company does not have any preferred units outstanding.

The Company is managed by a board of directors (the “Company Board”) currently comprising five persons. Three of these directors are not, and a majority of the directors at all times will not be, “interested persons” within the meaning of Section 2(a)(19) (“Non-Interested Directors”).

The Company intends to continue to qualify each year for treatment as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

b.	The Public Fund

The Public Fund was organized under the laws of the State of Maryland as a corporation on June 13, 2019 and is a wholly owned subsidiary of the Company. The Public Fund intends to elect to be regulated as a BDC, and is expected to qualify each year for treatment as a RIC. Its investment objective and investment policies will be substantially similar to the Company’s Objectives and Strategies. The board of directors of the Public Fund (the “Public Fund Board” and together with the Company Board, the “Boards”) will initially be designated by the Company in its capacity as initial shareholder of the Public Fund prior to the Public Fund Exchange (as defined below), in consultation with the Company’s management and the Company Board. The Public Fund will be externally managed by Runway Adviser.

As described in greater detail below under “Background of the Proposed Transactions,” the Public Fund will initially be structured as a private BDC, and will be authorized to conduct an initial public offering or listing of its common stock (the “Public Fund Shares”). The Public Fund intends to proceed with preparing to conduct an initial public offering or listing of its Public Fund Shares following consummation of the Public Fund Proposed Transactions (as defined below), with the understanding that the ultimate determination to consummate its initial public offering or listing will be made by the Public Fund Board in consultation with the Public Fund’s management based on prevailing market conditions at the time.

c.	The Initial Liquidating Fund

The Initial Liquidating Fund was organized under the laws of the State of Delaware on November 14, 2019 as a limited liability company and initially will be a wholly owned subsidiary of the Company. As described in greater detail below under “Background of the Proposed Transactions,” the Initial Liquidating Fund is expected to be a limited liability company that will not be considered an investment company pursuant to the exceptions to the definition of “investment company” under Section 3(c)(1) or 3(c)(7). The Initial Liquidating Fund will be externally managed by Runway Adviser. The Initial Liquidating Fund is expected to seek to complete an orderly wind-down and/or liquidation following the consummation of the Proposed Transactions.

As discussed below, the Company and the Initial Liquidating Fund will only proceed with the Initial Liquidating Fund Proposed Transactions (as defined below) if fewer than one hundred investors elect to participate, and at least $25,000,000 of the issued and outstanding Shares of the Company as of the date of the applicable Schedule TO elect to participate as Initial Liquidating Stockholders. If these thresholds are not met, the Adviser may determine to initiate the Initial Liquidating Fund Proposed Transactions through the Initial Liquidating Fund at a later date when the thresholds can be met.

Also as described further below, subsequent to the closing of the Initial Liquidating Fund Exchange (as defined below), the Adviser may determine to form one or more additional Liquidating Funds that will also be organized as Delaware limited liability companies and wholly owned subsidiaries of the Company (each referred to as the “Future Liquidating Fund”) that will complete the Future Liquidating Fund Proposed Transactions, which will be completed in the same manner as the Initial Liquidating Fund Proposed Transactions, as described below. Any Future Liquidating Fund that may rely on the Order will comply with the terms and conditions of the Order and will complete the Future Liquidating Fund Proposed Transactions in the same manner as the Initial Liquidating Fund.

d.	Runway Growth Capital LLC

Runway Adviser, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Runway Adviser serves as investment adviser to the Company and manages the Company’s portfolio in accordance with the Company’s Objectives and Strategies. The investment professionals of Runway Adviser are responsible for determining the composition of the Company’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; assisting the Company in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that the Company makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that the Company makes. The Advisory Agreement between the Company and Runway Adviser currently provides that the Company pay to Runway Adviser, on the first day of each calendar quarter, a management fee calculated at an annual rate of 1.75% of the average amount of the Company’s gross assets (including assets purchased with borrowed funds or other forms of leverage, as well as any paid-in-kind interest) during the most recently completed calendar quarter, for so long as the aggregate amount of Gross Assets of the Company as of the end of the most recently completed calendar quarter is less than $500,000,000. If the aggregate amount of the Company’s Gross Assets as of the end of the most recently completed calendar quarter is equal to or greater than $500,000,000, but less than $1,000,000,000, the base management fee will be an amount equal to 0.40% (1.60% annualized) of the Company’s average daily Gross Assets during the most recently completed calendar quarter. If the aggregate amount of the Company’s Gross Assets as of the end of the most recently completed calendar quarter is equal to or greater than $1,000,000,000, the base management fee will be an amount equal to 0.375% (1.50% annualized) of the Company’s average daily Gross Assets during the most recently completed calendar quarter.

Runway Adviser is also entitled to receive an income incentive fee and a capital gains incentive fee:

•	Under the income incentive fee, the Company pays Runway Adviser an incentive fee calculated and payable quarterly in arrears based on the pre-incentive fee net investment income for the immediately preceding fiscal quarter, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding fiscal quarter and compared to a “hurdle rate” of 2.0% per quarter (8.0% annualized). In addition, until the consummation of the Public Fund Proposed Transactions, in the event that (a) the sum of the Company’s cumulative net realized losses since the date of the Company’s election to be regulated as a BDC exceeds 2.0% of the total non-control/non-affiliate investments made by the Company since the date of the Company’s election to be regulated as a BDC through the end of the quarter and (b) the Pre-Incentive Fee net investment income adjusted to include any realized capital gains and losses (“Adjusted Pre-Incentive Fee net investment income”), expressed as an annualized rate of return on the value of the Company’s average daily net assets (defined as total assets less liabilities), since the Company’s election to be regulated as a BDC through the end of the quarter is less than 10.0%, no income incentive fee will be payable for such quarter until the first subsequent quarter in which either (x) the sum of the Company’s cumulative net realized losses since the date of the Company’s election to be regulated as a BDC is equal to or less than 2.0% of the total non-control/non-affiliate investments made by the Company since the date of the Company’s election to be regulated as a BDC through the end of such subsequent quarter or (y) the Adjusted Pre-Incentive Fee net investment income, expressed as an annualized rate of return on the value of the Company’s average daily net assets (defined as total assets less liabilities), since the Company’s election to be regulated as a BDC through the of the end of the quarter equals or exceeds 10.0%; provided, however, that in no event will any income incentive fee be payable for any prior quarter after the three-year anniversary of the end of such quarter.

•	Under the capital-gains incentive fee, the Company pays Runway Adviser, as of the end of each calendar year, 20.0% of the Company’s aggregate cumulative realized capital gains, if any, from the date of the Company’s election to be regulated as a BDC through the end of that calendar year, computed net of the Company’s aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains fee; provided, however, that the Company will not pay the capital gains fee to Runway Adviser for any calendar year in which the sum of the Company’s (1) pre-incentive fee net investment income and (2) realized gains less realized losses and unrealized capital depreciation from the date of the Company’s election to be regulated as a BDC through the end of such calendar year, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less liabilities) at the end of such calendar year is less than 8.0% until the first subsequent calendar quarter in which the sum of the Company’s (1) pre-incentive fee net investment income and (2) realized gains less realized losses and unrealized capital depreciation from the date of the Company’s election to be regulated as a BDC through, and including, the end of such subsequent calendar quarter, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less liabilities) at the end of such calendar quarter is equal to or exceeds 8.0%; provided, further, that in no event will any capital gains fee be paid for any prior year after the three-year anniversary of the end of such year. If such amount is negative, then no capital gains fee will be payable for such year.

Runway Adviser also intends to serve as investment adviser to each of the Spin-off Funds pursuant the investment advisory agreement it intends to enter into with each of the Spin-off Funds. The Public Fund Board, the Company, in its capacity as initial shareholder of the Public Fund, and the Company Board will approve the investment advisory agreement between the Public Fund and Runway Adviser prior to the Public Fund Contribution Transaction and the Public Fund Share Issuance (each as defined below). The Company, in its capacity as initial member of the Initial Liquidating Fund or Future Liquidating Fund, as applicable, and the Company Board will approve the investment advisory agreement between the Initial Liquidating Fund or Future Liquidating Fund, as applicable, and Runway Adviser prior to the Initial Liquidating Fund Contribution Transaction or Future Liquidating Fund Contribution Transaction, as applicable, and the Initial Liquidating Fund Interest Issuance or Future Liquidating Fund Interest Issuance, as applicable (each as defined below).

e.	OCM

OCM, a Delaware limited liability company, is managed by a Board of Directors, consisting of Brian Laibow and Emily Stephens, who are employees of Oaktree Capital Management, L.P. OCM has committed $251.5 million to the Company (representing 53.4% of the aggregate commitments as of September 30, 2019). As of September 30, 2019, OCM held 11,586,829.19 shares of the Company’s stock (representing 52.7% of the shares outstanding). OCM has also granted a proxy to the Company pursuant to which the shares held by OCM will be voted in the same proportion as the votes cast by Company’s other stockholders.

II.	THE PROPOSED TRANSACTIONS

The Applicants are applying to the Commission for an Order to permit them to conduct the Proposed Transactions. As further described below, the Proposed Transactions would provide the holders of the Company’s Shares (the “Stockholders”) with the option to elect to either (i) retain their ownership of Shares (the “non-Electing Stockholders”), (ii) exchange their Shares for Public Fund Shares of the Public Fund that intends to elect to be regulated as a BDC under the Act and treated as a RIC under Subchapter M of the Code and that will use its commercially reasonable best efforts to complete an IPO of Public Fund Shares (such stockholders the “Electing Stockholders”), or (iii) exchange their Shares for interests (“Liquidating Interests”) in the Initial Liquidating Fund that is organized as a limited liability company, and which will, among other things, seek to complete an orderly wind-down and/or liquidation (such stockholders the “Initial Liquidating Stockholders”). After the transactions outlined above (the “Initial Exchange”) are effected, the Proposed Transactions would provide the non-electing Stockholders and any future Stockholders from time-to-time with the option to elect to either (i) remain a non-Electing Stockholder or (ii) exchange their Shares for Future Liquidating Interests of a new Future Liquidating Fund (each, a “Future Exchange”). Each Exchange (as described below) will be conducted in a manner designed to ensure that the interests of (1) the non-Electing Stockholders, (2) the Electing Stockholders and (3) any Liquidating Stockholders will not be diluted as a result of effecting the Proposed Transactions.

At all times during and after the Proposed Transactions, the Company intends to continue to operate as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC.

a.	Background of the Proposed Transactions

The Company is structured as a private BDC. Unlike a traditional publicly listed BDC that typically commences operations after completing an initial public offering, the Company initially raised capital by conducting private offerings of its Shares to investors in reliance on the exemption from registration provided by Rule 506 of Regulation D (“Regulation D”) under the Securities Act of 1933, as amended (the “Securities Act”). Specifically, the Company entered into subscription agreements with its Stockholders, pursuant to which the Stockholders made capital commitments to the Company. To fund its investment activities, the Company has drawn, and continues to draw down those capital commitments on an as-needed basis. The Shares are not traded on any securities exchange and are not freely transferable, and the Company does not conduct periodic repurchases of Shares from Stockholders. Instead, Stockholders are provided liquidity on their investment through periodic distributions by the Company, as reflected in the Company’s private placement memorandum and subscription agreement (together, the “Offering Documents”).

Like the Company, most private BDCs provide investors with liquidity on their investment through periodic distributions. However, unlike other private BDCs, the Company’s Offering Documents do not specifically permit the Company to conduct an initial public offering or listing of its Shares or limit the term of the Company. On the contrary, the Company has agreed that no Stockholder will be required to participate in a publicly traded vehicle or a finite life vehicle without such Stockholder’s consent. This framework resulted from extensive negotiations with several of the Company’s investors who, as a commercial matter, were not prepared to authorize the Company to proceed with an initial public offering or listing of its Shares without obtaining the approval of each investor. The Company’s investors instead insisted on maintaining complete optionality over the possibility of remaining a Stockholder, participating in a publicly traded vehicle, or participating in a vehicle that intends to complete an orderly wind-down and/or liquidation.

The Company’s organizational documents and Offering Documents outline a framework that balances investor optionality with the desirability to engage in an initial public offering or listing transaction at a later stage, or to give each Stockholder the option to participate in a vehicle that will complete an orderly wind-down or liquidation.7 The Company’s organizational documents and Offering Documents provide that at any time after the third anniversary of the initial closing date (December 16, 2016), it will offer its Stockholders the option to elect to either (i) retain their ownership of their Shares; (ii) exchange their Shares for Public Fund Shares of the Public Fund that will elect to be regulated as a BDC under the Act and treated as a RIC under Subchapter M of the Code, and will use its commercially reasonable best efforts to complete an initial public offering of Public Fund Shares; or (iii) exchange their Shares for Liquidating Interests in the Initial Liquidating Fund that is organized as a limited liability company, and which will, among

7     In no event will an investor be obligated to exchange its Shares for Public Fund Shares or Liquidating Interests.

other things, seek to complete an orderly wind-down and/or liquidation.8 From time-to-time after the Initial Exchange, the Proposed Transactions would provide the non-Electing Stockholders and any Future Stockholders with the option to participate in any Future Exchange.

The investor optionality outlined above would be implemented through the Proposed Transactions, which are the focus of this application.

i.	Background of the Public Fund Proposed Transactions

In order to effectuate these options, the Company expects to, among other things, (1) transfer to the Public Fund, in exchange for newly issued Public Fund Shares, a pro rata portion of its assets and liabilities attributable to the Electing Stockholders, and (2) transfer to the Electing Stockholders, in exchange for Shares of the Company, Public Fund Shares. The Public Fund will have management fees as disclosed and as agreed to by the Stockholders in connection with their investment in the Company.9

The Applicants emphasize that the Public Fund is described in the Company’s Offering Documents (including the subscription agreement that was executed by each Stockholder) and that were reviewed by each Stockholder prior to its investment decision.

Following the completion of the Public Fund Proposed Transactions, the Public Fund would initially conduct its operations as a private BDC. The organizational documents of the Public Fund would not restrict the ability of the Public Fund to conduct an initial public offering or listing of its shares. In the event that the Public Fund does not effect an initial public offering or listing event within the finite term provided in its organizational documents, the Applicants expect that the Public Fund would liquidate its assets in an orderly manner, return capital to investors and wind up.

ii.	Background of the Initial Liquidating Fund Proposed Transactions

The Company also may (1) transfer to the Initial Liquidating Fund, in exchange for newly issued Initial Liquidating Fund Interests, a pro rata portion of its assets and liabilities attributable to the Initial Liquidating Stockholders, and (2) transfer to the Initial Liquidating Stockholders, in exchange for Shares of the Company, Initial Liquidating Fund Interests.

8     The Company’s organizational documents and Offering Documents provided that stockholders may receive the option to exchange their Shares for Liquidating Interests in the Liquidating Fund on an annual basis. The Company’s management has determined that the annual option is not feasible at this time.

9     In connection with the Public Fund Exchange, the investment-income component of the incentive fee will be payable in respect of the exchanged Shares (the “Public Fund Income Incentive Fee”) and the capital-gains component of the incentive fee will be payable in respect of the exchanged Shares (the “Public Fund Capital Gains Incentive Fee,” and together with the Public Fund Income Incentive Fee, the “Public Fund Incentive Fees”). The Company expects that the Public Fund Capital Gains Incentive Fee would be calculated as of the date of the completion of the Proposed Transactions as if such date were a calendar year-end for purposes of calculating and paying the Public Fund Capital Gains Incentive Fee. No Public Fund Incentive Fees will be payable unless, on the date of the completion of the Public Fund Proposed Transactions, the sum of the Company’s (i) pre-incentive fee net investment income and (ii) realized capital gains less realized capital losses and unrealized capital depreciation from the date of the Company’s election to be regulated as a BDC through, and including, the date of the completion of the Public Fund Proposed Transactions, is greater than 8% of the cumulative net investments made by the Company since its election to be regulated as a BDC.

The Applicants emphasize that the Initial Liquidating Fund is described in the Company’s Offering Documents (including the subscription agreement that was executed by each Stockholder) and that were reviewed by each Stockholder prior to its investment decision.

Following the completion of the Initial Liquidating Fund Proposed Transactions, the Applicants expect that the Initial Liquidating Fund would conduct its operations as a limited liability company and would not be deemed an investment company pursuant to Section 3(c)(1) of the 1940 Act. The organizational documents of the Initial Liquidating Fund would contemplate an orderly wind-down and/or liquidation of the Initial Liquidating Fund, with the net proceeds of any such liquidation distributed on a pro rata basis to the Stockholders who exchanged their Shares for Initial Liquidating Fund Interests.

As discussed below, the Company will only proceed with the Initial Liquidating Fund Proposed Transactions if fewer than one hundred investors elect to participate, and at least $25,000,000 of the issued and outstanding Shares of the Company as of the date of the applicable Schedule TO elect to participate as Initial Liquidating Stockholders. If these thresholds are not met, the Adviser may determine to initiate the Initial Liquidating Fund Proposed Transactions through the Initial Liquidating Fund at a later date when the thresholds can be met.

iii.	Background of the Future Liquidating Fund Proposed Transactions

Additionally, on a periodic basis after the Proposed Transactions are effected, the Adviser may determine to form one or more Future Liquidating Funds and would provide the non-electing Stockholders and any future Stockholders with the option to elect to either (i) remain a non-Electing Stockholder or (ii) exchange their Shares for Liquidating Interests of a Future Liquidating Fund. Any such exchange would be subject to terms and conditions set forth in this Application.

The Applicants emphasize that the Future Liquidating Fund is described in the Company’s Offering Documents (including the subscription agreement that was executed by each Stockholder) and that were reviewed by each Stockholder prior to its investment decision.

Following the completion of the Future Liquidating Fund Proposed Transactions, the Applicants expect that a Future Liquidating Fund would conduct its operations as a limited liability company and would not be deemed an investment company pursuant to Section 3(c)(1) of the 1940 Act. The organizational documents of a Future Liquidating Fund would contemplate an orderly wind-down and/or liquidation of the Future Liquidating Fund, with the net proceeds of any such liquidation distributed on a pro rata basis to the Stockholders who exchanged their Shares for Future Liquidating Fund Interests.

As discussed below, the Company will only proceed with the Future Liquidating Fund Proposed Transactions if fewer than one hundred investors elect to participate, and at least $25,000,000 of the issued and outstanding Shares of the Company as of the date of the applicable Schedule TO elect to participate as Future Liquidating Stockholders. If these thresholds are not met, the Adviser may determine to initiate Future Liquidating Fund Proposed Transactions through a Future Liquidating Fund at a later date when the thresholds can be met.

b.	Description of the Public Fund Proposed Transactions

If the Order is granted, the Applicants propose to complete an exchange offer, as more fully described below, pursuant to which Stockholders may elect to exchange all or a portion of their Shares for an equivalent number of Public Fund Shares.

The offer of the Public Fund Shares in exchange for Shares will be conducted as a private placement pursuant to Regulation D and made in compliance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act (the “Public Fund Exchange Offer”). The closing of the Public Fund Exchange (as defined below) will be subject to certain conditions that must be satisfied or, where permissible, waived by the Company before the expiration of the Public Fund Exchange Offer.

To effect the Public Fund Exchange Offer, the Applicants will engage in certain incremental steps and transactions, which are outlined in chronological order below.

The Public Fund Exchange Offer and the Public Fund Share Issuance (as defined below) are referred to collectively herein as the “Public Fund Exchange” and, together with the Public Fund Refinancing and the Public Fund Contribution Transaction (each defined below), as the “Public Fund Proposed Transactions.”

i.	Steps Occurring Prior to the Commencement of the Public Fund Exchange Offer

The Public Fund Exchange Offer will not commence unless and until:

•	the Boards (including a “required majority” as defined in Section 57(o) of the Act (a “Required Majority”)of the directors of each Board) make all of the necessary determinations required under this application;

•	the Boards authorize and approve the Public Fund Proposed Transactions;

•	the Company Board approves participation in the Public Fund Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act; and

•	the Public Fund Board (including a Required Majority), the Company, in its capacity as initial shareholder of the Public Fund, and the Company Board each approve the investment advisory agreement between the Public Fund and Runway Adviser, pursuant to which Runway Adviser will serve as investment adviser to the Public Fund.

The Applicants expect that the terms of the investment advisory agreement between the Public Fund and Runway Adviser will be determined based on prevailing market conditions and that the Public Fund will adopt an advisory fee structure that is similar to comparable publicly traded BDCs, and such terms will be fully disclosed to Stockholders in the offering memorandum (the “Offer to Exchange”) which will also be filed by the Company with the

Commission as an exhibit to the Schedule TO (the “Schedule TO”).10 In particular, with respect to the Public Fund, the Applicants expect that:

•	Management Fee. The management fee will be calculated separately with respect to existing portfolio investments that are transferred to the Public Fund by operation of the Public Fund Proposed Transactions (the “Legacy Portfolio”) and new portfolio investments that are made by the Public Fund following the completion of the Public Fund Proposed Transactions (the “Subsequent Portfolio”). The management fee in respect of the Legacy Portfolio will be payable quarterly and calculated at an annual rate of 1.75% of the average amount of the Company’s gross assets (including assets purchased with borrowed funds or other forms of leverage, as well as any paid-in-kind interest) during the most recently completed calendar quarter, for so long as the aggregate amount of Gross Assets of the Company as of the end of the most recently completed calendar quarter is less than $500,000,000. If the aggregate amount of the Company’s Gross Assets as of the end of the most recently completed calendar quarter is equal to or greater than $500,000,000, but less than $1,000,000,000, the base management fee will be an amount equal to 0.40% (1.60% annualized) of the Company’s average daily Gross Assets during the most recently completed calendar quarter. If the aggregate amount of the Company’s Gross Assets as of the end of the most recently completed calendar quarter is equal to or greater than $1,000,000,000, the base management fee will be an amount equal to 0.375% (1.50% annualized) of the Company’s average daily Gross Assets during the most recently completed calendar quarter. The management fee in respect of the Subsequent Portfolio will be payable quarterly and calculated at an annual rate of 1.00% of the average value of the Subsequent Portfolio at the end of the two most recently completed calendar quarters. Because the Company and the Public Fund will initially hold the same portfolio of investments, the Applicants emphasize that the 1.00% annual fee in respect of the Legacy Portfolio functions to ensure that Electing Stockholders and non-Electing Stockholders will pay comparable management fees in respect of the overlapping investments.

•	Incentive Fee. The incentive fee payable by the Public Fund will consist of two parts, one based on income and the other based on capital gains, with the latter calculated in compliance with Section 205(b)(3) of the Advisers Act.

Details and additional terms and conditions regarding the calculation of the management fee and incentive fee will be fully disclosed to all Stockholders in the Offer to Exchange prior to the time the Stockholders are required to decide whether to participate in the Public Fund Exchange Offer.

10     Potential changes to the terms of the agreement during the pendency of the Public Fund Exchange Offer resulting from discussions with Stockholders or other logistical considerations may require the Public Fund Board and the Company, in its capacity as initial shareholder of the Public Fund, to amend the agreement after the commencement of the Public Fund Exchange Offer. However, the Applicants confirm that any amendments to the investment advisory agreement will be approved by the Public Fund Board and the Company and entered into by the Public Fund and Runway Adviser, prior to the Public Fund Contribution Transaction and the Public Fund Share Issuance. The Applicants also confirm that even if Section 15 of the Act does not apply to the Public Fund at the time the Public Fund Board approves the investment advisory agreements or any amendments thereto, a Required Majority of the Public Fund Board would approve the agreement as if the Public Fund were subject to Section 15 at that time.

ii.	Steps Occurring Simultaneously with the Commencement of the Public Fund Exchange Offer

Simultaneously with the commencement of the Public Fund Exchange Offer, the Public Fund will distribute the Offer to Exchange to Stockholders, file the Schedule TO as described above and the Public Fund will file a Form N-6F notice of intent to elect to be regulated as a BDC under the Act.

iii.	Steps Occurring Simultaneously with the Closing of the Public Fund Exchange Offer

Organizational Matters

Assuming that all conditions to the Public Fund Exchange Offer have been met, immediately prior to (effectively contemporaneously with) the closing of the Public Fund Exchange Offer, the Public Fund Contribution Transaction and the Public Fund Share Issuance, the Public Fund will take the following steps:

•	The Public Fund will file articles of amendment and restatement and adopt bylaws.

•	The Public Fund will file a Form 10 to register its Public Fund Shares under the Exchange Act.

•	The Public Fund will file a Form N-54A to elect to be regulated as a BDC under the Act.

•	The Public Fund will enter into an investment advisory agreement with Runway Adviser and a separate administration agreement with Runway Administrator Services LLC.

Refinancing

Also immediately prior to (and effectively contemporaneously with) the closing of the Public Fund Exchange, the Public Fund Contribution Transaction and the Public Fund Share Issuance, the Public Fund and the Company will take the following steps (together, the “Public Fund Refinancing”):

•	The Public Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Public Fund Exchange Offer attributable to the Shares that have been validly tendered by Electing Stockholders and accepted for exchange, which amount will be distributed to the Company and will be used to pay down such portion of the Company’s current outstanding senior secured revolving credit facility.

Following the Public Fund Refinancing, the aggregate indebtedness outstanding under the Company’s credit facility and the Public Fund’s credit facility is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Public Fund Exchange (setting aside for these purposes indebtedness incurred in the ordinary course of operations).

Contribution Transaction

Simultaneously with the Public Fund Share Issuance, the Company will transfer to the Public Fund a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Shares tendered by Electing Stockholders and accepted for exchange (the “Contribution Transaction”). The Applicants emphasize that this computation will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion. In that regard, the Applicants submit that the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned or similarly transferred (by way of assignment, participation or other similar transfer) on a pro rata basis by the Company to the Public Fund to ensure strict conformance to this methodology.11 Each of the credit agreements and loan documents governing the terms of the Company’s assets, which primarily consist of loans and other private investments in private companies, permits an assignment, participation or similar transfer by the Company to the Public Fund without the need for the written consent of any administrative or collateral agent, borrower or other party.

Material liabilities of the Company (other than those arising under the Company’s credit facility), which currently consist of accrued fees and expenses and unrealized depreciation on unfunded commitments, are also capable of being proportionally assigned or similarly transferred on a pro rata basis by the Company to the Public Fund. The Company intends that each item of the accrued fees and expenses would be paid off by the Company prior to the completion of the Public Fund Contribution Transaction or a pro rata portion transferred to the Public Fund as part of the Public Fund Contribution Transaction, and the unrealized depreciation on unfunded commitments would be apportioned pro rata between the Company and the Public Fund in proportion to the percentage of Electing Stockholders (i.e., in the same proportion as the related investment). Accordingly, the Public Fund Contribution Transaction will result in the Public Fund’s assumption of its pro rata portion of each of the Company’s assets and liabilities based on the percentage of Electing Stockholders prior to the Public Fund Exchange.

Thus, immediately following the Public Fund Proposed Transactions, the Electing Stockholders and the non-Electing Stockholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Public Fund Proposed Transactions, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Shares in the Company.

Share Issuance

Simultaneously with the Public Fund Contribution Transaction, the Public Fund will issue the applicable number of Public Fund Shares to each Public Fund Electing Stockholder in exchange for the corresponding number of Shares accepted by the Company from such Public Fund Electing Stockholder in the Public Fund Exchange Offer (the “Public Fund Share

11     By operation of the Public Fund's articles of amendment and restatement, the Company's initial share of the Public Fund received at the time of the Public Fund's formation will be automatically cancelled for no consideration and will cease to be issued and outstanding. The shares so cancelled will be automatically retired and restored to the status of authorized but unissued shares of common stock in connection with the consummation of the Public Fund Exchange and simultaneous with the issuance of Public Fund Shares to the Electing Stockholders.

Issuance”), and the Public Fund Shares held by the Company will be automatically cancelled for no consideration by operation of the Public Fund’s articles of amendment and restatement.

The Applicants expect that the Public Fund Share Issuance will be a taxable exchange for Electing Stockholders, who will recognize gain (or loss) equal to the difference between the fair market value of the Public Fund Shares, and the tax basis such Stockholders have in their Shares. These consequences will be fully disclosed to investors prior to their decision to participate in the Public Fund Exchange. It is not expected that the Public Fund Exchange will give rise to any material amount of taxable income or gain for the Company or Public Fund on-Electing Stockholders, or that any other materially adverse tax consequences would arise for the Company or non-Electing Stockholders.

c.	Description of the Initial Liquidating Fund Proposed Transactions

If the Order is granted, the Applicants also propose to complete an exchange offer, as more fully described below, pursuant to which Stockholders may elect to exchange all or a portion of their Shares for an equivalent number of Initial Liquidating Fund Interests.

The offer of the Initial Liquidating Fund Interests in exchange for Shares will be conducted as a private placement pursuant to Regulation D and made in compliance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act (the “Initial Liquidating Fund Exchange Offer”). The closing of the Initial Liquidating Fund Exchange will be subject to certain conditions that must be satisfied or, where permissible, waived by the Company before the expiration of the Initial Liquidating Fund Exchange Offer.

To effect the Initial Liquidating Fund Exchange Offer, the Applicants will engage in certain incremental steps and transactions, which are outlined in chronological order below.

The Initial Liquidating Fund Exchange Offer and the Initial Liquidating Fund Share Issuance (as defined below) are referred to collectively herein as the “Initial Liquidating Fund Exchange” and, together with the Initial Liquidating Fund Contribution Transaction and Initial Liquidating Fund Refinancing (each defined below), as the “Initial Liquidating Fund Proposed Transactions,” and, together with the Public Fund Proposed Transactions and the Future Liquidating Fund Proposed Transactions (as defined below), the “Proposed Transactions.”

i.	Steps Occurring Prior to the Commencement of the Initial Liquidating Fund Exchange Offer

The Initial Liquidating Fund Exchange Offer will not commence unless and until:

•	the Company Board (including a Required Majority of the directors of the Company Board) makes all of the necessary determinations required under this application;

•	the Company Board authorizes and approves the Initial Liquidating Fund Proposed Transactions;

•	the Company Board approves participation in the Initial Liquidating Fund Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act; and

•	the Company, in its capacity as initial member of the Initial Liquidating Fund, and the Company Board approve the investment advisory agreement between the Initial Liquidating Fund and Runway Adviser, pursuant to which Runway Adviser will serve as investment adviser to the Initial Liquidating Fund.

The Applicants expect that the terms of the investment advisory agreement between the Initial Liquidating Fund and Runway Adviser will be substantially similar to the terms of the Advisory Agreement, and such terms will be fully disclosed to Stockholders in the Offer to Exchange, which will also be filed by the Company with the Commission as an exhibit to the Schedule TO. In particular, with respect to the Initial Liquidating Fund, the Applicants expect that:

•	Management Fee. The management fee will be calculated separately with respect to existing portfolio investments that are transferred to the Initial Liquidating Fund by operation of the Proposed Transactions (the “Initial Liquidating Legacy Portfolio”). The management fee in respect of the Initial Liquidating Legacy Portfolio will be payable quarterly and calculated at an annual rate of 1.75% of the average value of the Legacy Portfolio in each series of the Initial Liquidating Fund at the end of the two most recently completed calendar quarters.

•	Incentive Fee. The incentive fee payable by the Initial Liquidating Fund will consist of two parts, one based on income and the other based on capital gains, with the latter calculated in compliance with Section 205(b)(3) of the Advisers Act.

Details and additional terms and conditions regarding the calculation of the management fee and incentive fee will be fully disclosed to all Stockholders in the Initial Liquidating Fund Offer to Exchange prior to the time the Stockholders are required to decide whether to participate in the Initial Liquidating Fund Exchange Offer.

ii.	Steps Occurring Simultaneously with the Commencement of the Initial Liquidating Fund Exchange Offer

Simultaneously with the commencement of the Initial Liquidating Fund Exchange Offer, the Initial Liquidating Fund will distribute the Offer to Exchange to Stockholders and file the Schedule TO as described above.

iii.	Steps Occurring Simultaneously with the Closing of the Initial Liquidating Fund Exchange Offer

Organizational Matters

Assuming that all conditions to the Initial Liquidating Fund Exchange Offer have been met, immediately prior to (effectively contemporaneously with) the closing of the Initial

Liquidating Fund Exchange Offer, the Initial Liquidating Fund Contribution Transaction and the Initial Liquidating Fund Share Issuance (as defined below), the Company and the Initial Liquidating Fund will take the following steps:

•	The Initial Liquidating Fund investors will enter into a limited liability company agreement of the Initial Liquidating Fund.

•	The Initial Liquidating Fund will enter into an investment advisory agreement with Runway Adviser and a separate administration agreement with Runway Administrator Services LLC.

Refinancing

Also immediately prior to (and effectively contemporaneously with) the closing of the Initial Liquidating Fund Exchange, the Initial Liquidating Fund Contribution Transaction and the Initial Liquidating Fund Interest Issuance, the Initial Liquidating Fund and the Company will take the following steps (together, the “Initial Liquidating Fund Refinancing”):

•	The Initial Liquidating Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Initial Liquidating Fund Exchange Offer attributable to the Shares that have been validly tendered by Initial Liquidating Stockholders and accepted for exchange, which amount will be distributed to the Company and will be used to pay down a pro rata portion of the Company’s current outstanding senior secured revolving credit facility.

Following the Initial Liquidating Fund Refinancing, the aggregate indebtedness outstanding under the Company’s credit facility and the Initial Liquidating Fund’s credit facility is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Initial Liquidating Fund Exchange (setting aside for these purposes indebtedness incurred in the ordinary course of operations).

Contribution Transaction

Simultaneously with the Initial Liquidating Fund Interest Issuance, the Company will transfer to the Initial Liquidating Fund a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Shares tendered by Initial Liquidating Stockholders and accepted for exchange (the “Initial Liquidating Fund Contribution Transaction”). The Applicants emphasize that this computation will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Initial Liquidating Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion. In that regard, the Applicants submit that the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned or similarly transferred (by way of assignment, participation or other similar transfer) on a pro rata basis by the Company to the Initial Liquidating Fund to ensure strict conformance to this methodology.12 Each of the credit agreements and loan documents governing the terms of the Company’s assets, which primarily consist of loans and other private investments in private companies, permits an assignment, participation or similar transfer by the Company to the Initial Liquidating Fund without the need for the written consent of any administrative or collateral agent, borrower or other party.

Material liabilities of the Company (other than those arising under the Company’s credit facility), which currently consist of accrued fees and expenses and unrealized depreciation on unfunded commitments, are also capable of being proportionally assigned or similarly transferred on a pro rata basis by the Company to the Initial Liquidating Fund. The Company intends that each item of the accrued fees and expenses would be paid off by the Company prior to the completion of the Initial Liquidating Fund Contribution Transaction or a pro rata portion transferred to the Initial Liquidating Fund as part of the Initial Liquidating Fund Contribution Transaction, and the unrealized depreciation on unfunded commitments would be apportioned pro rata between the Company and the Initial Liquidating Fund in proportion to the percentage of Initial Liquidating Stockholders (i.e., in the same proportion as the related investment). Accordingly, the Initial Liquidating Fund Contribution Transaction will result in the Initial Liquidating Fund’s assumption of its pro rata portion of each of the Company’s assets and liabilities based on the percentage of Initial Liquidating Stockholders prior to the Initial Liquidating Fund Exchange.

Thus, immediately following the Initial Liquidating Fund Proposed Transactions, the Initial Liquidating Stockholders and the non-Liquidating Stockholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Initial Liquidating Fund Proposed Transactions, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Shares in the Company.

Interest Issuance

Simultaneously with the Initial Liquidating Fund Contribution Transaction, the Initial Liquidating Fund will issue the applicable number of Initial Liquidating Fund Interests to each Initial Liquidating Stockholder in exchange for the corresponding number of Shares accepted by the Company from such Initial Liquidating Stockholder in the Initial Liquidating Fund Exchange Offer (the “Initial Liquidating Fund Interest Issuance”), and the Initial Liquidating Fund Interests held by the Company will be automatically cancelled for no consideration by operation of the Initial Liquidating Fund’s limited partnership agreement.

The Applicants expect that the Initial Liquidating Fund Interest Issuance will be a taxable exchange for Initial Liquidating Stockholders, who will recognize gain (or loss) equal to the difference between the fair market value of the Initial Liquidating Fund Interests, and the tax basis such Stockholders have in their Shares. These consequences will be fully disclosed to investors prior to their decision to participate in the Initial Liquidating Fund Exchange. It is not expected that the Initial Liquidating Fund Exchange will give rise to any material amount of

12     By operation of the Initial Liquidating Fund’s limited liability company agreement, the Company’s initial interest in the Initial Liquidating Fund received at the time of the Initial Liquidating Fund’s formation will be automatically cancelled for no consideration and will cease to be issued and outstanding.

taxable income or gain for the Company or non-Liquidating Stockholders, or that any other materially adverse tax consequences would arise for the Company or non-Liquidating Stockholders.

d.	Description of the Future Liquidating Fund Proposed Transactions

If the Order is granted, and the Initial Liquidating Fund Exchange has been consummated, the Applicants may also complete future exchange offers, as more fully described below, pursuant to each of which Stockholders may elect to exchange all or a portion of their Shares for an equivalent number of Future Liquidating Fund Interests.

Each offer of Future Liquidating Fund Interests in exchange for Shares will be conducted as a private placement pursuant to Regulation D and made in compliance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act (each, a “Future Liquidating Fund Exchange Offer”). The closing of each Future Liquidating Fund Exchange will be subject to certain conditions that must be satisfied or, where permissible, waived by the Company before the expiration of the specific Future Liquidating Fund Exchange Offer.

To effect each Future Liquidating Fund Exchange Offer, the Applicants will engage in certain incremental steps and transactions that mirror the steps and transactions preceding the Initial Liquidating Fund Exchange Offer, and which are outlined in chronological order below.

Each Future Liquidating Fund Exchange Offer and the accompanying Future Liquidating Fund Share Issuance (as defined below) are referred to collectively herein as the “Future Liquidating Fund Exchange” and, together with the accompanying Future Liquidating Fund Contribution Transaction and the accompanying Future Liquidating Fund Refinancing (each defined below), for each Future Liquidating Fund, as the “Future Liquidating Fund Proposed Transactions.”

The rest of this discussion describes the steps, the organizational matters, refinancing, contribution transaction, and interest issuance that will take place for any Future Liquidating Fund.

i.	Steps Occurring Prior to the Commencement of each Future Liquidating Fund Exchange Offer

The Future Liquidating Fund Exchange Offer will not commence unless and until:

•	the Company Board (including a Required Majority of the directors of the Company Board) make all of the necessary determinations required under this application;

•	the Company Board authorizes and approves the Future Liquidating Fund Proposed Transactions;

•	the Company Board approves participation in the Future Liquidating Fund Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act; and

•	the Company, in its capacity as initial member of the Future Liquidating Fund, and the Company Board approve the investment advisory agreement between the Future Liquidating Fund and Runway Adviser, pursuant to which Runway Adviser will serve as investment adviser to the Future Liquidating Fund.

The Applicants expect that the terms of the investment advisory agreement between the Future Liquidating Fund and Runway Adviser will be substantially similar to the terms of the Advisory Agreement, and such terms will be fully disclosed to Stockholders in the Offer to Exchange, which will also be filed by the Company with the Commission as an exhibit to the Schedule TO. In particular, with respect to the Future Liquidating Fund, the Applicants expect that:

•	Management Fee. The management fee will be calculated separately with respect to existing portfolio investments that are transferred to the Future Liquidating Fund by operation of the Proposed Transactions (the “Future Liquidating Legacy Portfolio”). The management fee in respect of the Future Liquidating Legacy Portfolio will be payable quarterly and calculated at an annual rate of 1.75% of the average value of the Legacy Portfolio in each series of the Future Liquidating Fund at the end of the two most recently completed calendar quarters.

•	Incentive Fee. The incentive fee payable by the Future Liquidating Fund will consist of two parts, one based on income and the other based on capital gains, with the latter calculated in compliance with Section 205(b)(3) of the Advisers Act.

Details and additional terms and conditions regarding the calculation of the management fee and incentive fee will be fully disclosed to all Stockholders in the Future Liquidating Fund Offer to Exchange prior to the time the Stockholders are required to decide whether to participate in the Future Liquidating Fund Exchange Offer.

ii.	Steps Occurring Simultaneously with the Commencement of the Future Liquidating Fund Exchange Offer

Simultaneously with the commencement of the Future Liquidating Fund Exchange Offer, the Future Liquidating Fund will distribute the Offer to Exchange to Stockholders and file the Schedule TO as described above.

iii.	Steps Occurring Simultaneously with the Closing of the Future Liquidating Fund Exchange Offer

Organizational Matters

Assuming that all conditions to the Future Liquidating Fund Exchange Offer have been met, immediately prior to (effectively contemporaneously with) the closing of the Future Liquidating Fund Exchange Offer, the Future Liquidating Fund Contribution Transaction and the Future Liquidating Fund Share Issuance (as defined below), the Company and the Future Liquidating Fund will take the following steps:

•	The Future Liquidating Fund investors will enter into a limited liability company agreement of the Future Liquidating Fund.

•	The Future Liquidating Fund will enter into an investment advisory agreement with Runway Adviser and a separate administration agreement with Runway Administrator Services LLC.

Refinancing

Also immediately prior to (and effectively contemporaneously with) the closing of the Future Liquidating Fund Exchange, the Future Liquidating Fund Contribution Transaction and the Future Liquidating Fund Interest Issuance, the Future Liquidating Fund and the Company will take the following steps (together, the “Future Liquidating Fund Refinancing”):

•	The Future Liquidating Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Future Liquidating Fund Exchange Offer attributable to the Shares that have been validly tendered by Future Liquidating Stockholders and accepted for exchange, which amount will be distributed to the Company and will be used to pay down a pro rata portion of the Company’s current outstanding senior secured revolving credit facility.

Following the Future Liquidating Fund Refinancing, the aggregate indebtedness outstanding under the Company’s credit facility and the Future Liquidating Fund’s credit facility is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Future Liquidating Fund Exchange (setting aside for these purposes indebtedness incurred in the ordinary course of operations).

Contribution Transaction

Simultaneously with the Future Liquidating Fund Interest Issuance, the Company will transfer to the Future Liquidating Fund a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Shares tendered by Future Liquidating Stockholders and accepted for exchange (the “Future Liquidating Fund Contribution Transaction”). The Applicants emphasize that this computation will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Future Liquidating Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion. In that regard, the Applicants submit that the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned or similarly transferred (by way of assignment, participation or other similar transfer) on a pro rata basis by the Company to the Future Liquidating Fund to ensure strict conformance to this methodology.13 Each of the credit agreements and loan documents governing the terms of the Company’s assets, which primarily consist of loans and other private investments in private companies, permits an assignment,

13     By operation of the Future Liquidating Fund's limited liability company agreement, the Company's initial interest in the Future Liquidating Fund received at the time of the Future Liquidating Fund's formation will be automatically cancelled for no consideration and will cease to be issued and outstanding.

participation or similar transfer by the Company to the Future Liquidating Fund without the need for the written consent of any administrative or collateral agent, borrower or other party.

Material liabilities of the Company (other than those arising under the Company’s credit facility), which currently consist of accrued fees and expenses and unrealized depreciation on unfunded commitments, are also capable of being proportionally assigned or similarly transferred on a pro rata basis by the Company to the Future Liquidating Fund. The Company intends that each item of the accrued fees and expenses would be paid off by the Company prior to the completion of the Future Liquidating Fund Contribution Transaction or a pro rata portion transferred to the Future Liquidating Fund as part of the Future Liquidating Fund Contribution Transaction, and the unrealized depreciation on unfunded commitments would be apportioned pro rata between the Company and the Future Liquidating Fund in proportion to the percentage of Future Liquidating Stockholders (i.e., in the same proportion as the related investment). Accordingly, the Future Liquidating Fund Contribution Transaction will result in the Future Liquidating Fund’s assumption of its pro rata portion of each of the Company’s assets and liabilities based on the percentage of Future Liquidating Stockholders prior to the Future Liquidating Fund Exchange.

Thus, immediately following the Future Liquidating Fund Proposed Transactions, the Future Liquidating Stockholders and the non-Liquidating Stockholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Future Liquidating Fund Proposed Transactions, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Shares in the Company.

Interest Issuance

Simultaneously with the Future Liquidating Fund Contribution Transaction, the Future Liquidating Fund will issue the applicable number of Future Liquidating Fund Interests to each Future Liquidating Stockholder in exchange for the corresponding number of Shares accepted by the Company from such Future Liquidating Stockholder in the Future Liquidating Fund Exchange Offer (the “Future Liquidating Fund Interest Issuance”), and the Future Liquidating Fund Interests held by the Company will be automatically cancelled for no consideration by operation of the Future Liquidating Fund’s limited partnership agreement.

The Applicants expect that the Future Liquidating Fund Interest Issuance will be a taxable exchange for Future Liquidating Stockholders, who will recognize gain (or loss) equal to the difference between the fair market value of the Future Liquidating Fund Interests, and the tax basis such Stockholders have in their Shares. These consequences will be fully disclosed to investors prior to their decision to participate in the Future Liquidating Fund Exchange. It is not expected that the Future Liquidating Fund Exchange will give rise to any material amount of taxable income or gain for the Company or non-Liquidating Stockholders, or that any other materially adverse tax consequences would arise for the Company or non-Liquidating Stockholders.

e.	Benefits of the Public Fund Proposed Transactions; Protective Measures

The Applicants believe that the Public Fund Proposed Transactions would result in a number of benefits for the Company’s existing Stockholders.

•	The Public Fund Proposed Transactions provide the Stockholders with the optionality that was negotiated for and that was disclosed to them at the time of their investment in the Company.

•	The Public Fund Proposed Transactions enable the Stockholders to participate in the Public Fund in a manner that potentially alleviates certain inefficiencies associated with the ramp-up period of a newly formed publicly traded BDC, including identifying suitable investments and complying with Subchapter M of the Code.

•	The Public Fund Proposed Transactions will position the Public Fund to operate as a BDC with the goals of achieving greater economies of scale and eventually completing an initial public offering or listing of its Shares.

•	By allowing the Company’s initial private-phase investors to elect to participate in the Public Fund, the Public Fund Proposed Transactions will enable potential future retail investors to benefit from alignment with sophisticated institutional investors who elect to participate in the Public Fund. The expertise and diversity of perspective that these investors represent should only redound to the benefit of new, retail investors who acquire interests in the public market.

The Applicants will take the following measures to ensure that the Public Fund Proposed Transactions are undertaken on favorable terms to the Company’s non-Electing Stockholders and the Electing Stockholders:

•	The Boards, including a Required Majority of the directors of each, will be required to approve the Public Fund Proposed Transactions, and will have determined that:

o	the Public Fund Proposed Transactions are in the best interests of the Company or the Public Fund, as applicable;

o	the interests of non-Electing Stockholders and the interests of the Electing Stockholders will not be diluted as a result of effecting the Public Fund Proposed Transactions; and

o	following the Public Fund Proposed Transactions, all Stockholders, including the Electing Stockholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Public Fund Exchange.

•	The Company Board, including a Required Majority of the directors, will approve the participation in the Public Fund Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act.

•	The Company will not proceed with the Public Fund Proposed Transactions unless Stockholders owning at least $215,000,000 of the issued and outstanding Shares of the Company as of the date of the applicable Schedule TO elect to participate in the Public Fund Exchange as Electing Stockholders.

•	Under no circumstances will an investor who does not wish to participate in the Public Fund Exchange be required to exchange his, her or its Shares for Public Fund Shares.

•	The Public Fund Board, including a Required Majority of the directors will approve the Public Fund’s investment advisory agreement with Runway Adviser prior to the Public Fund Contribution Transaction and the Public Fund Share Issuance.

•	The Company in its capacity as initial shareholder of the Public Fund, and the Company Board will approve the Public Fund’s investment advisory agreement with Runway Adviser prior to the Public Fund Contribution Transaction and the Public Fund Share Issuance, which actions will be approved by the Company Board prior to the commencement of the Public Fund Exchange Offer.

•	The terms of the Public Fund’s investment advisory agreement with Runway Adviser will be fully disclosed to all Stockholders in the Offer to Exchange in connection with the Public Fund Proposed Transactions.

•	The investment objectives and policies of the Public Fund will be substantially similar to the Company’s Objectives and Strategies.

•	The Company’s management and incentive fees will change as previously disclosed and as agreed to by the Stockholders in connection with their investment in the Company.

•	Because the management fee to be paid to Runway Adviser under the Public Fund’s investment advisory agreement in respect of the Legacy Portfolio will be no higher than the management fee paid to Runway Adviser by the Company and the Company and the Public Fund will initially hold the same portfolio of investments, Electing Stockholders and non-Electing Stockholders will not pay higher management fees in respect of overlapping investments than they currently pay.

The Applicants will not rely on the Order to complete the Public Fund Proposed Transactions until the measures described above are completed. The costs and expenses of the Public Fund Proposed Transactions, including costs incurred in connection with this Application and effecting the Public Fund Exchange, will be borne by the Company (prior to the consummation of the Public Fund Exchange). All other costs and expenses relating to the organization and operation of the Public Fund will be borne by the Public Fund pursuant to its organizational documents and will be fully disclosed to investors prior to their decision to participate in the Public Fund Proposed Transactions.

f.	Benefits of the Initial Liquidating Fund Proposed Transactions and any Future Liquidating Fund Proposed Transactions; Protective Measures

The Applicants believe that the Initial Liquidating Fund Proposed Transactions and any Future Liquidating Fund Proposed Transactions (each referred to as the “Liquidating Fund Proposed Transactions”) would result in a number of benefits for the Company’s existing Stockholders.

•	The Liquidating Fund Proposed Transactions provide the Stockholders with the optionality that was negotiated for and that was disclosed to them at the time of their investment in the Company.

•	By allowing the Company’s private-phase investors to elect to participate in the Initial Liquidating Fund or any Future Liquidating Fund, Stockholders are provided access to a guaranteed liquidity option as the respective Liquidating Fund winds down and/or liquidates its portfolio in an orderly manner.

The Applicants will take the following measures to ensure that the Liquidating Fund Proposed Transactions are undertaken on favorable terms to the Company’s non-Liquidating Stockholders and the Liquidating Stockholders (each reference to this term refers to the Initial Liquidating Stockholders or any Future Liquidating Stockholders, as applicable):

•	The Company Board, including a Required Majority of the directors, will be required to approve the Liquidating Fund Proposed Transactions, and will have determined that:

o	the Liquidating Fund Proposed Transactions are in the best interests of the Company;

o	the interests of non-Liquidating Stockholders and the interests of the Liquidating Stockholders will not be diluted as a result of effecting the Liquidating Fund Proposed Transactions; and

o	following the Liquidating Fund Proposed Transactions, all Stockholders, including the Liquidating Stockholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Liquidating Fund Exchange (each reference to this term refers to the Initial Liquidating Fund Exchange or any Future Liquidating Fund Exchange, as applicable).

•	The Company Board, including a Required Majority of the directors, will approve the participation in the Liquidating Fund Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act.

•	The Company will only proceed with the Liquidating Fund Proposed Transactions if fewer than one hundred investors elect to participate in the Liquidating Fund Exchange, and at least $25,000,000 of the issued and outstanding Shares of the Company as of the date of the applicable Schedule TO elect to participate in the Liquidating Fund Exchange as Liquidating Stockholders.

•	The Company in its capacity as initial shareholder of the Liquidating Fund, and the Company Board will approve the Liquidating Fund’s investment advisory agreement with Runway Adviser prior to the Liquidating Fund Contribution Transaction (each reference to this term refers to the Initial Liquidating Fund Contribution Transaction and any Future Liquidating Fund Contribution Transaction, as applicable) and the Liquidating Fund Share Issuance (each reference to this term refers to the Initial Liquidating Fund Share Issuance or any Future Liquidating Fund Share Issuance, as applicable), which actions will be approved by the Company Board prior to the commencement of the Liquidating Fund Exchange Offer (each reference to this term refers to the Initial Liquidating Fund Exchange Offer or any Future Liquidating Fund Exchange Offer, as applicable).

•	The terms of the Liquidating Fund’s investment advisory agreement with Runway Adviser will be fully disclosed to all Stockholders in the Offer to Exchange in connection with the Liquidating Fund Proposed Transactions.

•	Under no circumstances will an investor who does not wish to participate in the Liquidating Fund Exchange be required to exchange his, her or its Shares for Liquidating Fund Interests.

The Applicants will not rely on the Order to complete the Liquidating Fund Proposed Transactions until the applicable measures described above are completed. The costs and expenses of the Liquidating Fund Proposed Transactions, including costs incurred in connection with this Application and effecting the applicable Liquidating Fund Exchange, will be borne by the Company (prior to the consummation of the applicable Liquidating Fund Exchange). All other costs and expenses relating to the organization and operation of the applicable Liquidating Fund will be borne by the applicable Liquidating Fund pursuant to its organizational documents and will be fully disclosed to investors prior to their decision to participate in the Liquidating Fund Proposed Transactions.

III.	RELIEF REQUESTED

Applicants hereby request an Order pursuant to (i) Section 57(c), granting an exemption from Sections 57(a)(1) and 57(a)(2), (ii) Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) and (iii) Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C), to the extent necessary to permit the Applicants to complete the Proposed Transactions.

a.	Sections 57(a)(1) and 57(a)(2)

Section 57(a)(1) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b),14, 15 acting as principal, to sell to such BDC, or to a company

14     Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1), (a)(2) and (a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Section 2(a)(9) also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

15     Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule (emphasis added).

controlled by such BDC, any securities or other property unless such sale involves solely (emphasis added) (i) securities of which the buyer is the issuer or (ii) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities.

Section 57(a)(2) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to purchase from such BDC, or from a company controlled by such BDC, any securities or other property except for securities of which the seller is the issuer.

The Company may be viewed as a Section 57(b) affiliate of the Spin-off Funds because the Company will own 100% of each Spin-off Fund’s voting securities until the consummation of the Proposed Transactions. In addition, because the Applicants expect that each Spin-off Fund will enter into an investment advisory agreement with Runway Adviser before the consummation of the Exchange, the Company and the Spin-off Fund may also be viewed as affiliated persons of each other as a result of being under common control of Runway Adviser.

Section 57(a)(1) may prohibit the applicable Contribution Transaction if the above affiliations occur, because the Company could be deemed to be “selling” assets to each Spin-Off Fund as a result of the applicable Contribution Transaction.

Section 57(a)(2) could also be deemed to prohibit each Contribution Transaction if the above affiliations occur because each Spin-off Fund could be deemed to be “purchasing” assets from the Company, a BDC, as a result of the applicable Contribution Transaction.

Because each Spin-off Fund may be viewed as a Section 57(b) affiliate of the Company not only because it is directly or indirectly controlled by the Company, a BDC, but also because of additional levels of affiliation (such as being under common control with the Company, and sharing a common investment adviser pursuant to such Spin-off Fund’s investment advisory agreement with Runway Adviser), Rule 57b-1 will not exempt the Company and the Spin-off Funds from being subject to the prohibitions of Section 57(a).

In addition, the Directors, Officers and Employees may be similarly prohibited by Section 57(a)(1) and (2) from participating in the Public Fund Share Issuance or any Liquidating Fund Interest Issuance as a result of tendering their Shares in any Exchange. The Directors, Officers and Employees are affiliated persons of the Company either because they are directors or officers of the Company, a BDC, and affiliated pursuant to Section 57(b)(1), or they are employees of an entity under common control with Runway Adviser and are therefore affiliated pursuant to Section 57(b) (2) and Section 2(a)(3)(C) and (D).

As a result of these affiliations, the participation of the Directors, Officers and Employees in the Public Fund Share Issuance or any Liquidating Fund Interest Issuance could be prohibited under Section 57(a)(1), because tendering their Shares to the Company as part of the Exchange may constitute a “sale” by such affiliated persons of the Company’s securities to the Company. Similarly, such affiliated persons’ receipt of Public Fund Shares or Liquidating Interests in exchange for Shares tendered and accepted in any Exchange may constitute a “purchase” of such Shares prohibited by Section 57(a)(2).

In addition, OCM may be similarly prohibited by Section 57(a)(1) and (2) from participating in the Public Fund Share Issuance or any Liquidating Fund Interest Issuance as a result of tendering its Shares in any Exchange. OCM may be deemed an affiliated person of the Company because it beneficially owns more than 25% of the voting securities of the Company and are therefore affiliated pursuant to Section 57(b) (2)

As a result of this affiliation, the participation of OCM in the Public Fund Share Issuance or any Liquidating Fund Interest Issuance could be prohibited under Section 57(a)(1), because tendering its Shares to the Company as part of any Exchange may constitute a “sale” by such affiliated persons of the Company’s securities to the Company. Similarly, such affiliated persons’ receipt of Public Fund Shares or Liquidating Fund Interests, as applicable, in the Public Fund Share Issuance or any Liquidating Fund Interest Issuance, as applicable in exchange for Shares tendered and accepted in the Exchange may constitute a “purchase” of such Shares prohibited by Section 57(a)(2).

For these reasons, in the absence of an exemptive order, Section 57(a) might prohibit the Proposed Transactions.

b.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 prohibits any person who is related to a BDC in a manner described in Section 57(b),16 acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As explained above, the Company and the Spin-off Funds may be viewed as affiliated persons of each other in a manner described in Section 57(b). Further, (i) certain of the Directors, Officers and Employees who have invested in the Company, and (ii) OCM may also be viewed as affiliated persons of the Company pursuant to Section 57(b).

Each Exchange, Refinancing and Contribution Transaction will independently involve a level of coordination that may indicate the existence of a “joint arrangement” as described under Rule 17d-1. Considered together, the Proposed Transactions will require a considerable degree of coordination between the Company, the Spin-off Funds and Runway Adviser. The Company and the Spin-off Funds (as well as the Company Board and the Board of the Public Fund) will collaborate to prepare for and implement the Exchange, including for purposes of preparing the information required to be included on Schedule TO and the disclosure in the Offer to Exchange. Runway Adviser will assist in implementing each Exchange by receiving and processing letters of transmittal and related documentation submitted by Electing Stockholders and Liquidating Stockholders. For purposes of implementing the Public Fund Share Issuance and any Liquidating Fund Interest Issuance, the Company must coordinate with the Spin-off Funds to ensure that the appropriate number of Public Fund Shares or Liquidating Interests are issued to each Electing Stockholder and Liquidating Stockholder based on the number of Shares tendered by such Electing Stockholder or Liquidating Stockholder and accepted by Company.

Each Refinancing will also involve a significant amount of coordination between the Company and the Spin-off Funds, as the Spin-off Funds will enter into new credit facilities and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of each Exchange Offer attributable to the Shares that have been validly tendered and accepted for exchange, and then distribute that amount to the Company in order for the Company to pay down the corresponding portion of its existing credit facility.

Each Contribution Transaction will also require a high degree of coordination between the Company, the Spin-off Funds, and Runway Adviser, such that each of them will constitute a joint arrangement. The Company and the applicable Spin-off Fund will enter into agreements assigning, participating or similarly transferring a pro rata portion of each of the Company’s

16     See Note 15.

assets to the applicable Spin-off Fund in proportion to the percentage of Shares tendered by Electing Stockholders or Liquidating Stockholders and accepted for exchange, and will coordinate to apportion a pro rata portion of the Company’s unrealized depreciation on unfunded commitments between the Company and the applicable Spin-off Fund.

There are a number of potential conflicts of interest that could arise as a result of the Company’s and a Spin-off Fund’s participation in the joint arrangements constituting the Proposed Transactions. For example, given the potential participation of the Directors, Officers and Employees and OCM in the Proposed Transactions, Runway Adviser could theoretically be motivated to select and transfer more favorable assets from the Company to a Spin-off Fund as part of the Contribution Transaction or to structure the Proposed Transactions in a way that disproportionately favors the Directors, Officers and Employees or OCM over other Electing Stockholders, Liquidating Stockholders, non-Electing Stockholders or non-Liquidating Stockholders. In addition, the Spin-off Funds will be entering into new investment advisory agreements with Runway Adviser, the terms of which will be no more favorable to Runway Adviser than the terms of the Company’s then-current investment advisory agreement with Runway Adviser. These potential conflicts of interest are illustrative of the concerns that Section 57(a)(4) and Rule 17d-1 were designed to address, and therefore provide additional indicia that the Proposed Transactions should be considered a joint arrangement.

Applicants therefore request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants, the Directors, Officers and Employees and OCM in the Proposed Transactions may be deemed to constitute a prohibited joint transaction.

c.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

Section 12(d)(1)(A) of the Act, made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company.17

Section 12(d)(1)(C) of the Act, similarly made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the

17     Specifically, Section 12(d)(1)(A) provides that:

“It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate—

(i) More than three per centum of the total outstanding voting stock of the acquired company;

(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

(iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.”

ability of an investment company to acquire the securities of a registered closed-end investment company.18

The Applicants are concerned that the Proposed Transactions may be viewed as technically violating the above provisions because prior to the Exchange, the Company will own 100% of the Shares of each Spin-off Fund, even though such ownership, while the Public Fund is a BDC, would exist for only a momentary period. At the time of the formation of each Spin-off Fund and prior to the time of the Exchange, the Company will hold more than 3% of the voting stock of each Spin-off Fund (as it will hold 100% of such stock or membership interests) and the value of the Company’s holdings of Public Fund Shares and Liquidating Interests may exceed 5% of the Company’s assets for a momentary period. In addition, because the Company and the Public Fund both will have elected to be treated as BDCs and will share a common investment adviser (Runway Adviser), the Proposed Transactions could be viewed as technically violating Section 12(d)(1)(C) due to the fact that the Company will own more than 10% of the voting stock of the Public Fund while it is a BDC for a momentary period.

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

a.	Statutory Standards

The Applicants submit that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of each section of the Act relevant to the relief discussed in this application for exemptive relief.

i.	Section 57(a)(1) and (a)(2)

The Applicants are requesting an Order pursuant to Section 57(c) from the provisions of Sections 57(a)(1) and 57(a)(2) in order to permit the Applicants to effect each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance. Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)	the terms of each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders or partners on the part of any person concerned;

(2)	each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance, as applicable, are consistent with the policy of the BDC, as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to shareholders or partners; and

18     Specifically, Section 12(d)(1)(C) provides that:

“It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

(3)	each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance, as applicable, are consistent with the general purposes of the Act.

The Applicants submit that each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance, satisfy the above conditions.

The terms of each Contribution Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. A number of protective measures mitigate the possibility of non-Electing Stockholders suffering prejudice as a result of each Contribution Transaction. Crucially, the transfer by the Company of a pro rata portion of each of its assets and liabilities to the Public Fund and each Liquidating Fund as contemplated by each Contribution Transaction will be determined solely on the basis of the percentage of Electing Stockholders and Liquidating Stockholders, respectively, which is purely an objective and formulaic exercise. Since the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned (or similarly transferred) on a pro rata basis by the Company to the Public Fund or the applicable Liquidating Fund, the implementation of the transfer will not be impacted by the valuation of the Company’s assets or any other discretionary factor that could potentially prejudice electing or non-Electing Stockholders or create an opportunity for overreaching. In addition, as discussed above, the Company Board and the Public Fund Board will each have made certain determinations in connection with the Contribution Transaction. Furthermore, the Company’s management and incentive fees will remain unchanged, except as previously disclosed and as agreed to by the Stockholders in connection with their investment in the Company, and each Contribution Transaction (and the Proposed Transactions more generally) will not result in additional incremental fees for the Company’s Stockholders during the remainder of the Company’s finite term. Under no circumstances will the Company require non-Electing Stockholders to tender or redeem their Shares of the Company, and Stockholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Shares tendered by Electing Stockholders and Liquidating Stockholders and accepted for exchange. Collectively, these measures ensure that Stockholders who elect to remain invested in the Company will not suffer any prejudice as a result of each Contribution Transaction, therefore assuring that each Stockholder can evaluate each Contribution Transaction and each Exchange Offer based on their merits, free from the possibility of coercion or undue influence on the part of Runway Adviser and its affiliates.

The terms of each Contribution Transaction are fair and reasonable from the perspective of Electing Stockholders and Liquidating Stockholders, as well. The Offers to Exchange and any other disclosure materials delivered to Stockholders in connection with each Exchange Offer will fully describe the material terms of each Exchange and the mechanics of each Contribution Transaction in accordance with the applicable Exchange Act rules, assuring that each Electing Stockholder and Liquidating Stockholder will have received all material information to evaluate participating in each Exchange and the effects of each Contribution Transaction.

Each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance are also fair and reasonable from the perspective of Electing Stockholders, Liquidating Stockholders and non-Electing Stockholders in relation to the Directors, Officers and

Employees and OCM. All Stockholders, including the Directors, Officers and Employees and OCM, will have the opportunity to participate in any Exchange Offer on the same terms, and each will receive Shares of the Public Fund or Interests of any Liquidating Fund equivalent to the number of Shares tendered and accepted by the Company as part of each Exchange, provided that OCM has agreed to limit its participation, if any, in any Liquidating Fund to no more than 20% of its outstanding commitments to the Company. Because the Public Fund or any Liquidating Fund will receive a pro rata portion of each of the Company’s assets and liabilities determined solely on the basis of the percentage of Electing Stockholders or Liquidating Stockholders, respectively, a purely objective and formulaic exercise in which Runway Adviser will have no opportunity to exercise discretion, each Contribution Transaction will not favor the Directors, Officers and Employees over other Stockholders.

Each Contribution Transaction, the Public Fund Share Issuance and each Liquidating Fund Interest Issuance are consistent with the stated investment policies of the Company as fully disclosed to Stockholders. As discussed above, the spin-off transactions were prominently disclosed in the Company’s private placement memorandum and registration statement on Form 10.

The Boards, including a Required Majority of the directors of each, will have determined that:

(1)	the Proposed Transactions are in the best interests of the Company and the Public Fund;

(2)	the interests of Stockholders who elect to remain invested in the Company and the interests of the Electing Stockholders will not be diluted as a result of effecting the Proposed Transactions; and

(3)	following the Proposed Transactions, all Stockholders, including the Electing Stockholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

ii.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

The Applicants are also requesting an Order pursuant to Section 57(i) and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Applicants submit that the Proposed Transactions meet the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Sections 57(a)(1) and (a)(2). The Proposed Transactions have been proposed in order to benefit the Company and its Stockholders, including Electing Stockholders and Liquidating Stockholders, and future investors in the Public Fund.

The costs and expenses of the Proposed Transactions, including costs incurred in connection with this application and effecting each Exchange, will be borne by the Company (prior to the consummation of each Exchange). All other costs and expenses relating to the organization and operation of each Spin-off Funds will be borne by such Spin-off Fund pursuant to its organizational documents and will be fully disclosed to investors prior to their decision to participate in any Exchange. As discussed above, to the extent possible, the Company intends to structure the Proposed Transactions to minimize tax consequences for the Company and the non-Electing Stockholders.

As noted in Section I above under “Runway Adviser,” certain of the Directors, Officers and Employees have also made commitments to the Company representing 0.29% of aggregate commitments, and OCM has made commitments to the Company representing 59.7% of aggregate commitments. Each of the Directors, Officers and Employees and OCM will have the option to elect to participate in any Exchange in the same manner as all other Stockholders. The Directors, Officers and Employees and OCM will participate in any Exchange pursuant to the same terms and documentation as all other Stockholders, provided that OCM has agreed to limit its participation, if any, in any Liquidating Fund to no more than 20% of its outstanding commitments to the Company. Accordingly, the Applicants believe that the participation by the Directors, Officers and Employees and OCM in any Exchange should not be characterized as being on a basis different from or less advantageous than the Company, the Spin-off Funds and Stockholders, and therefore meets the standard for an order pursuant to Rule 17d-1(b).

The Proposed Transactions will not dilute the ownership interests of the non-Electing Stockholders as compared to the Electing Stockholders or Liquidating Stockholders. The pro rata portion of the Company’s assets and liabilities transferred to the Spin-off Funds will be in proportion to the percentage of Electing Stockholders and Liquidating Stockholders, with no discretion given to the Company or any other party. Following the transaction, each Stockholder and Electing Stockholder or Liquidating Stockholder will own the same pro rata interest in the same underlying portfolio investments (which will be subject to the same valuation policy), leaving all investors in the same investment posture immediately following the Proposed Transactions. Under no circumstances will the Company require non-Electing Stockholders to tender or redeem their Shares of the Company, and Stockholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Shares tendered by Electing Stockholders and Liquidating Stockholders and accepted for exchange.

Non-Electing Stockholders will not face increased fee rates as a result of the Proposed Transactions because the Company’s management and incentive fees will remain unchanged, except as previously disclosed and as agreed to by the Stockholders in connection with their investment in the Company, and the Proposed Transactions will not result in any additional incremental fees for the Company’s Stockholders during the remainder of the term. The costs and expenses of the Proposed Transactions, including costs incurred in connection with this application, will be borne by the Company. As noted above, the Proposed Transactions may present certain potential conflicts of interest, but the Applicants believe that there are safeguards in place which function to ameliorate or resolve these potential conflicts.

Any participation of the Directors, Officers and Employees and OCM in the Proposed Transactions would theoretically present a potential conflict of interest, as Runway Adviser may be motivated to select and transfer more favorable assets from the Company to the Spin-off Funds as part of the Proposed Transactions or to structure the Proposed Transactions in a way that disproportionately favors the Directors, Officers and Employees or OCM over Electing Stockholders, Liquidating Stockholders or non-Electing Stockholders. However, because the pro rata transfer of the Company’s assets and liabilities as part of each Contribution Transaction will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Stockholders or Liquidating Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion, Runway Adviser will not be permitted to exercise any discretion in connection with the selection, apportionment or transfer of assets from the Company to the Spin-off Funds.

Each Spin-off Fund will be entering into a new investment advisory agreement with Runway Adviser, the terms of which will be no more favorable to Runway Adviser than the terms of the Company’s investment then-current advisory agreement with Runway Adviser. In addition, the Applicants believe that a number of factors will mitigate any other potential conflicts of interest.

First, under no circumstances will the Company require non-Electing Stockholders to tender or redeem their Shares of the Company, therefore ensuring that each Stockholder who wishes to remain invested in the Company will be subject the Company’s existing fee structure without any modifications. In that regard, the Applicants expect that the terms of the investment advisory agreement will be determined based on prevailing market conditions and that the Public Fund will adopt an advisory fee structure that is similar to comparable publicly traded BDCs, and such fees payable by the Public Fund will be no higher than the Company’s then-current investment advisory fees and comprehensively disclosed to all Stockholders in the Offer to Exchange.

In addition, the Company and each Spin-Off Fund will pay comparable management fees in respect of overlapping investments comprising the Legacy Portfolio.

A Required Majority of the Public Fund Board will approve the investment advisory agreement between the Public Fund and Runway Adviser.

Any corollary benefit to Runway Adviser does not lessen the benefits to the Company, each Spin-off Fund and their investors, and in approving the Proposed Transactions the Boards will specifically consider the effect of these fees paid by investors in any Spin-off Fund.

iii.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

The Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the Act from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(C) of the Act, as described above, in order to permit the Applicants to effect the Proposed Transactions. Section 12(d)(1)(J) provides that:

“The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

The Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Proposed Transactions are consistent with the public interest in that, as explained above, they are intended to result in a benefit to non-Electing Stockholders, Electing Stockholders and Liquidating Stockholders and potential future retail investors in the Public Fund.

In addition, the Proposed Transactions are consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.”21 Section 1(b)(2) of the Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. The Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over the Spin-off Funds by the Company or of a layering of costs to Stockholders, including Electing Stockholders and Liquidating Stockholders. Indeed, ownership of the Spin-off Funds as BDCs by the Company will exist for only a momentary period. In addition, the Proposed Transactions involve no layering of costs to Stockholders, including Electing Stockholders and Liquidating Stockholders, since the Spin-off Funds will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Proposed Transactions. In these respects, the Proposed Transactions are of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

V.	PRECEDENT

The Commission has previously granted similar relief to business development companies and registered closed-end funds to facilitate spin-off transactions.19 The Applicants believe that protective measures contemplated by this application are responsive to the same concerns considered by the Commission in those contexts. To provide all Stockholders with the optionality contemplated by the Company’s Offering Documents, the Proposed Transactions will be structured through a non-mandatory pro rata distribution of the Spin-off Funds’ shares (i.e., a

19     See e.g., TCW Direct Lending LLC, et al., Investment Company Act Release No. 33110 (May 30, 2018); NexPoint Credit Strategies Fund, et al., Investment Company Act Release No. 31488 (February 26, 2015); Gabelli Dividend & Income Trust, et al., Investment Company Act Release No. 30970 (February 28, 2014); Royce Value Trust, Inc. et al., Investment Company Act Release No. 30500 (April 30, 2013).

distribution only to those Electing Stockholders and Liquidating Stockholders who decide to participate in any Exchange).

VI.	PROCEDURAL MATTERS

a.	Communications

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this application. Applicants further state that all written or oral communications concerning this application should be directed to:

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Attention:	Steven B. Boehm, Esq.

Stephani D. Hildebrandt, Esq.

Anne G. Oberndorf, Esq.

(202) 383-0100 (Tel.)

(202) 637-3593 (Fax)

With copies to:

Runway Growth Capital LLC

205 N. Michigan Ave., Suite 930

Chicago, IL 60601

Attention: Thomas B. Raterman

(650) 206-4604 (Tel.)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the Act without conducting a hearing.

b.	Authorization

Pursuant to Rule 0-2 under the Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the Act are attached hereto as Exhibits B and C.

VII.	CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the Order sought by this Application be issued (i) pursuant to Section 57(c) of the Act granting an exemption from Sections 57(a)(1) and 57(a)(2) of the Act, (ii) pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act and (iii) pursuant to Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C).

Dated: November 21, 2019

Runway Growth Credit Fund Inc.

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President and Chief Executive Officer

Runway Growth Finance Inc.

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President and Chief Executive Officer

Runway Growth Credit LF I, LLC

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President

Runway Growth Capital LLC

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President

OCM Growth Holdings, LLC

By:	/s/ Brian Laibow
Name: Brian Laibow
Title: Director

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Director

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated November 21, 2019 for and on behalf of Runway Growth Credit Fund Inc., Runway Growth Finance Inc., and Runway Growth Capital LLC, that he holds the offices with such entities indicated below and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such amended and restated application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Runway Growth Credit Fund Inc.

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President and Chief Executive Officer

Runway Growth Finance Inc.

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President and Chief Executive Officer

Runway Growth Credit LF I, LLC

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President

Runway Growth Capital LLC

By:	/s/ R. David Spreng
Name: R. David Spreng
Title: President

VERIFICATION

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated November 8, 2019 for and on behalf of OCM Growth Holdings LLC, that he holds the offices with such entities indicated below and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such amended and restated application have been taken. The undersigned further says that he is familiar with the instrument

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and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

OCM Growth Holdings, LLC

By:	/s/ Brian Laibow
Name: Brian Laibow
Title: Director

By:	/s/ Emily Stephens
Name: Emily Stephens
Title: Director

A-2

Exhibit B

RESOLUTIONS

Review and Approval of Company’s Exemptive Relief Application

WHEREAS, the Board of Directors has reviewed the Company’s exemptive relief application (the “Application”), a copy of which is included in the board materials (See Exhibit A), for an order of the SEC pursuant to Sections 12(d)(1)(J), 57(c), 57(i) and 60 of the Act and Rule 17d-1 under the Act, permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 under 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto as Exhibit A, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the Board and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent on August 23, 2018)

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Exhibit C

RESOLUTIONS

Review and Approval of Public Fund’s Exemptive Relief Application

WHEREAS, the Board of Directors of the Public Fund has reviewed the Public Fund’s exemptive relief application (the “Application”), a copy of which is included in the board materials (See Exhibit A), for an order of the SEC pursuant to Sections 12(d)(1)(J), 57(c), 57(i) and 60 of the Act and Rule 17d-1 under the Act, permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 under 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Public Fund, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto as Exhibit A, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Public Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Public Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Public Fund; and

FURTHER RESOLVED, that any officer of the Public Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the Board of Directors of the Public Fund and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent on June 12, 2019)

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